Exhibit 99.5

PRESS RELEASE

Sanofi Enters Strategic Manufacturing Collaboration with
Boehringer Ingelheim To Produce Biologics

Paris, France - January 15, 2015 - Sanofi announced today it has entered into a strategic agreement with Boehringer Ingelheim for the manufacture of therapeutic monoclonal antibodies to reinforce Sanofi’s manufacturing capacity to support upcoming product launches. Today, 72 percent of Sanofi’s Research and Development projects are in biologics, nearly half of which are monoclonal antibodies (mAbs).

Under the terms of the agreement, Sanofi will have access to Boehringer Ingelheim’s capabilities in Biberach an der Riss, Germany to transfer and manufacture therapeutic mAbs. Initial product transfers will begin in early 2015. Financial terms were not disclosed.

“Boehringer Ingelheim is a highly capable and experienced partner to complement our continued alliance with Regeneron and the investments we are making in building our own internal capabilities as we prepare for a wave of potential new product launches in the coming years,” said Wolfram Carius, Senior Vice President Biologics at Sanofi. “This collaboration reinforces Sanofi’s commitment to our strong biologics pipeline and will enable us to take the necessary steps to provide access to high quality therapeutic monoclonal antibodies to meet the needs of patients.”

“We are looking forward to this collaboration with Sanofi. This agreement reflects the strategy of Boehringer Ingelheim to be dedicated and committed to the manufacturing of highly innovative new biologic entities,” said Uwe Bücheler, Corporate Senior Vice President Boehringer Ingelheim Biopharmaceuticals.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2013. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations Flore Larger Tél: +33 (0) 1 53 77 46 46 E-mail: flore.larger@sanofi.com	Investor Relations Sébastien Martel Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com